Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

											SIX MONTHS
											ENDED
	YEAR ENDED SEPTEMBER 30,										MARCH 31,
	2001		2002		2003		2004		2005		2006
Earnings:
Earnings before income taxes (a)	$1,650		1,622		1,452		1,893		2,200		1,226
Fixed charges	376		321		322		311		323		149

Earnings, as defined	$2,026		1,943		1,774		2,204		2,523		1,375

Fixed Charges:
Interest expense	$304		250		246		234		243		109
One-third of all rents	72		71		76		77		80		40

Total fixed charges	$376		321		322		311		323		149

Ratio of Earnings to Fixed Charges	5.4	x	6.1	x	5.5	x	7.1	x	7.8	x	9.2	x

(a)
Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.